FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, CA 94403

December 31, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Subject:            Franklin Alternative Strategies Funds (“Registrant”) -
Franklin Pelagos Commodities Strategy Fund
(File No. 811-22641)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, below are Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided to Kenneth L. Greenberg, Esq. on November 18, 2013 with regard to Registrant’s Amendment No. 8 to its registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N‑1A filed with the Commission on September 30, 2013 (the “Registration Statement”).  The Registration Statement was filed in order to update financial and disclosure information for the Registrant’s Franklin Pelagos Commodities Strategy Fund (the “Fund”).  Each comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.  In addition, as discussed with Registrant’s counsel, Kenneth L. Greenberg, Esq., on December 17, 2013, in light of the fact that shares of the Fund have been registered under the Securities Act of 1933 (the “1933 Act/1940 Act Registration Statement”), all proposed disclosure changes discussed in this letter will be made only in a post-effective amendment to Registrant’s 1933 Act/1940 Act Registration Statement that is expected to be filed on December 31, 2013.

Part A- Offering Circular Comments:

            1.          Comment:  On page 2, under “Principal Investment Strategies – Commodity Exposure Generally,” the first sentence of that section states that the Fund’s commodity-linked derivative instruments include commodity-linked total return swaps.  If the Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.  If the Fund will sell or write credit default swaps, please confirm that it will cover the full notional value of such swaps.

Response:  The Registrant confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.  To the extent that the Fund sells or writes credit default swaps, the Fund currently intends to cover the full notional value of such swaps.

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

            2.         Comment:  On page 3, in the second paragraph under “Principal Investment Strategies-Commodity Exposure Generally,” the first sentence states that “[t]he Fund intends to hold its commodity-linked derivatives instruments directly or indirectly, or through a Cayman Islands based company that is wholly owned by the Fund (the “Subsidiary”).”  Because the Fund is currently operating, if appropriate, delete the words “intends to” and state the Fund “holds.”

Response:  The disclosure has been revised accordingly.

            3.         Comment:  In Item 9, “Investment Objectives, Principal Investment Strategies and Related Risks,” please ensure the disclosure describes the actual derivative instruments that the Fund intends to use to achieve its investment objective, and the associated risks of these specific derivatives. See the letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management dated July 30, 2010.

Response:  We believe that the current disclosure provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

            4.         Comment:  In Item 9, “Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objective,” please state whether shareholder approval is needed to change the Fund’s investment objective.

Response:  The Fund’s investment objective is fundamental and, in accordance with Franklin Templeton’s standard practice, the relevant disclosure has been added to the Fund’s SAI under “Fundamental Investment Policies.”

            5.         Comment:  In Item 9 under the section titled “Regulation Under the Commodity Exchange Act” the disclosure states:  “Pursuant to an exemption from the Commodity Futures Trading Commission in connection with pools whose participants are limited to qualified eligible persons, an offering memorandum for the pool is not required to be, and has not been filed with the Commodity Futures Trading Commission.”  Please confirm that the offering circular does not need to be filed with the Commodity Futures Trading Commission (“CFTC”).

Response:  The Registrant is not required to file the offering circular with the CFTC.  The Registrant, however, will be revising the disclosure in question to address the CFTC’s recently adopted compliance harmonization rules.

Part B Comment:

            6.         Comment:  Under “Derivatives Instruments” in the Part B, the third paragraph on page 10 states:  “Because some derivative instruments used by the Fund may oblige the Fund to make payments or incur additional obligations in the future, the SEC requires mutual funds to “cover” or segregate liquid assets equal to the exposure created by such derivatives.”  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please confirm that (i) the Fund is aware of Release 10666 and has considered such Release in connection with physically settled futures contracts; (ii) the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

Response:  See response to comment one.

Please do not hesitate to contact me at (650) 312-2018, or Kenneth L. Greenberg at (215) 564-8149 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Secretary of Registrant

cc:  Kristin H. Ives, Esquire